Filed pursuant to Rule 424(b)(3)
File No. 333-263570

UNITED STATES NATURAL GAS FUND, LP

Supplement dated August 6, 2024

to

Prospectus dated April 26, 2024

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States Natural Gas Fund, LP (“UNG”) dated April 26, 2024 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 7 of the Prospectus before you decide to invest.

1.	On August 5, 2024, United States Natural Gas Fund, LP (“UNG”) entered into an International Swaps and Derivatives Association, Inc. (“ISDA”) 2002 Master Agreement (the “Agreement”) with The Bank of Nova Scotia, pursuant to which The Bank of Nova Scotia has agreed to serve as an over-the-counter (“OTC”) swaps counterparty for UNG.

In light of the foregoing, the Prospectus is revised as follows:

The following is added to page 44 of the Prospectus, immediately before the subheading “UNG’s Fees and Expenses”:

The Bank of Nova Scotia

On August 5, 2024, UNG entered into an ISDA 2002 Master Agreement (the “ScotiaBank ISDA”) with The Bank of Nova Scotia, pursuant to which The Bank of Nova Scotia has agreed to serve as an over-the-counter (“OTC”) swaps counterparty for UNG. The ScotiaBank ISDA provides UNG the ability to invest in OTC swaps in furtherance of its investment objective. UNG may enter into OTC swap transactions with The Bank of Nova Scotia under the ScotiaBank ISDA in the future. UNG’s OTC swap transactions outstanding under the ScotiaBank ISDA, if any, along with UNG’s other holdings, will be posted on UNG’s webpage, www.uscfinvestments.com.

The Bank of Nova Scotia’s principal address is 40 Temperance St. 7th Floor, Toronto, Ontario, Canada M5H 1H1. The Bank of Nova Scotia is registered with the CFTC as a swap dealer.

The Bank of Nova Scotia is a large swap dealer subject to many different complex legal and regulatory requirements. As a result, certain of The Bank of Nova Scotia’s regulators may from time to time conduct investigations, initiate enforcement proceedings and/or enter into settlements with The Bank of Nova Scotia with respect to issues raised in various investigations. In addition, The Bank of Nova Scotia is and has been subject to a variety of civil legal claims in various jurisdictions, a variety of settlement agreements and a variety of orders, awards and judgments made against it by courts and tribunals, both in regard to such claims and investigations. Listed below are the civil, administrative, and/or criminal proceedings pending, on appeal, or concluded by The Bank of Nova Scotia in the past five (5) years that are material to The Bank of Nova Scotia serving as an OTC swaps counterparty to UNG.

On May 11, 2023 the Commodity Futures Trading Commission issued an order simultaneously filing and settling charges against The Bank of Nova Scotia and its affiliate, Scotia Capital USA Inc. (a futures commission merchant). The order charged The Bank of Nova Scotia and Scotia Capital USA Inc. with failing to maintain, preserve, or produce records that were required to be kept under Commodity Futures Trading Commission recordkeeping requirements and failing to diligently supervise matters related to their businesses as Commodity Futures Trading Commission registrants. Pursuant to the Commodity Futures Trading Commission’s order, the charges are attributable to the use of unapproved communication methods, including messages sent via personal text and WhatsApp by The Bank of Nova Scotia and Scotia Capital USA Inc. personnel. The Bank of Nova Scotia and Scotia Capital USA Inc. agreed to pay a $15 million penalty to settle the charges with the Commodity Futures Trading Commission. The Securities and Exchange Commission issued a parallel order on May 11, 2023 against Scotia Capital USA Inc. for the failure to maintain and preserve electronic communications, also attributable to the use of unapproved communication methods. Scotia Capital USA Inc. agreed to pay a $7.5 million penalty to settle the charges with the Securities and Exchange Commission.

On August 19, 2020, the Commodity Futures Trading Commission filed and settled charges against The Bank of Nova Scotia for swap dealer compliance failures, failing to supervise its swap dealer activities diligently, and making false or misleading statements to Commodity Futures Trading Commission staff during the course of that agency’s enforcement investigation. The order found that, at various times between December 31, 2012 and August 19, 2020 The Bank of Nova Scotia failed to comply with swap dealer business conduct standards requirements for pre-trade mid-market marks by providing counterparties with marks that were inaccurate, untimely, or both, or failing to provide marks entirely. The order also found that The Bank of Nova Scotia’s counterparty onboarding process, pre-trade mid-market marks and audio recordkeeping, and chief compliance officer failed to comply with the Commodity Exchange Act and Commodity Futures Trading Commission regulations and that The Bank of Nova Scotia failed to supervise its swap dealer activities diligently. To settle the charges with the Commodity Futures Trading Commission The Bank of Nova Scotia agreed to pay a $50 million penalty, remediate the compliance failures, and retain an outside monitor for three years. In April 2024 the Commodity Futures Trading Commission issued an addendum to its order to extend the period within which The Bank of Nova Scotia must have a monitor in place by six months.

On August 19, 2020, the Commodity Futures Trading Commission filed and settled charges against The Bank of Nova Scotia for several of its traders’ placement of orders to buy or sell certain gold and silver futures contracts traded on the Commodity Exchange Inc. with the intent to cancel those orders before execution (i.e., “spoofing”). The Bank of Nova Scotia had previously been fined $800,000 in a 2018 Commodity Futures Trading Commission order for spoofing in the gold and silver futures markets but, according to the August 19, 2020 order, the 2018 order did not take into account the full scope of the spoofing behavior due to statements made The Bank of Nova Scotia in connection with the 2018 order that that were later proven to be false (the August 19, 2020 order alleges that the false statements were in part due to incomplete and inconsistent recordkeeping). Accordingly, the August 19, 2020 order was intended to address the broader scope of spoofing behavior. To settle the charges with the Commodity Futures Trading Commission The Bank of Nova Scotia agreed to pay a $42 million penalty, disgorgement of $11,828,912, and restitution in the amount of $6,622,190. In a parallel action, the United States Department of Justice announced entry of a Deferred Prosecution Agreement with The Bank of Nova Scotia, deferring criminal prosecution on charges of attempted price manipulation and wire fraud. Under the Agreement, The Bank of Nova Scotia agreed to, among other things, pay $60.4 million in criminal fines, forfeiture, and restitution. The Commodity Futures Trading Commission’s order provided for offsets for certain payments made pursuant to the related Department of Justice criminal action.

On August 19, 2020, the Commodity Futures Trading Commission filed and settled charges against The Bank of Nova Scotia for violating sections 6(c)(2) and 9(a)(4) of the Commodity Exchange Act for the misrepresentations and omissions made to the Commission, the Commodity Exchange, Inc. and the National Futures Association between April 2016 and October 2017 in connection with spoofing in the precious metals markets, which was the subject of the concurrent August 19, 2020 order described in the immediately preceding paragraph. The Bank of Nova Scotia agreed to pay a $17 million penalty to settle the charges with the Commodity Futures Trading Commission.

The Bank of Nova Scotia is not affiliated with UNG or USCF. Therefore, neither USCF nor UNG believes that there will be any conflicts of interest with The Bank of Nova Scotia or its trading principals arising from The Bank of Nova Scotia acting as an OTC swaps counterparty to UNG.

2.	The second-to-last sentence of the fourth full paragraph on page 33 of the prospectus is deleted and replaced with the following sentence:

“In addition, John P. Love, Robert L. Nguyen, Ray W. Allen, Kevin A. Baum, Kathryn Rooney, and Maya Lowry are registered with the CFTC as Associated Persons of USCF and are NFA Associate Members.”